QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2013

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

(Unaudited)

	Note	As at November 30, 2013	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	4	23,545	22,959
Trade receivables	5	19,009	35,452
Inventory	6	31,642	32,722
Other current assets	3, 7	4,920	6,077
Contingent receivable	3	—	13,843
Deferred tax asset		69	69

		79,185	111,122
Long Term Assets
Property and equipment	8	3,848	7,444
Deferred tax asset		1,536	1,581
Deferred financing cost	11	—	149
Intangible assets	9	1,617	2,771
Goodwill	9	11,927	11,927

		18,928	23,872
Total Assets		98,113	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	3, 10	26,484	56,962
Debt facility	11	—	15,000
Deferred revenue		664	1,163
Capital lease obligation	3	1,985	3,251
Contingent liabilities	3	50	255

		29,183	76,631
Long Term Liabilities
Debt facility	11	15,000	—
Capital lease obligation	3	—	1,451
Warrant liability	13	2,260	—
Other long term liabilities	12	625	783
Contingent liabilities	3	—	519

		17,885	2,753
Commitments	15
Shareholders' equity
Capital stock	13	196,853	179,429
Contributed surplus	13	6,948	6,047
Deficit	13	(142,840)	(120,197)
Accumulated other comprehensive loss	13	(9,679)	(9,685)

Total Shareholders' equity		51,282	55,594
Non-controlling interest	3	(237)	16

Total Equity		51,045	55,610
Total Liabilities and Equity		98,113	134,994

Shares issued & outstanding	13	52,823,364	38,048,297

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
REVENUE	18	22,169	38,452	72,154	95,583
Cost of sales	6	19,709	31,314	64,080	77,569

Gross profit		2,460	7,138	8,074	18,014

EXPENSES
Research and development		5,000	9,769	15,085	26,307
Selling and marketing		3,479	3,935	10,036	11,950
General and administrative		4,144	6,218	13,325	20,001

		12,623	19,922	38,446	58,258

Income (loss) before amortization of intangible assets and other items		(10,163)	(12,784)	(30,372)	(40,244)
Amortization of intangible assets	9	(500)	(1,162)	(1,496)	(2,903)
Accretion expense		(53)	(16)	(174)	(68)
Restructuring expense	19	—	(839)	—	(1,637)
Interest income (expense)	11, 16	(392)	(500)	(1,310)	(1,211)
Impairment of intangible assets	9	—	(4,407)	—	(8,424)
Equity issuance expenses	13	(662)	—	(662)	—
Gain on change in estimate	3	2,970	5,416	3,312	6,958
Gain on contract amendment	3	417	—	5,702	—
Gain on purchase of business		—	—	—	19,397
Fair value adjustment—warrant liability	13	3,587	—	3,587	—
Foreign exchange gain (loss)		(724)	419	(1,219)	(122)

Income (loss) before income taxes		(5,520)	(13,873)	(22,632)	(28,254)
Income tax expense (recovery)		102	63	270	(509)

Net Income (loss)		(5,622)	(13,936)	(22,902)	(27,745)
Net Loss Attributable to Non-Controlling Interest		113	69	259	177

Net Income (loss) applicable to shareholders		(5,509)	(13,867)	(22,643)	(27,568)
Income (loss) per share
Basic	14	(0.12)	(0.36)	(0.55)	(0.74)
Diluted	14	(0.12)	(0.36)	(0.55)	(0.74)
Weighted Average Shares Outstanding
Basic	14	47,329,275	38,033,222	41,144,953	37,313,926
Diluted	14	47,329,275	38,033,222	41,144,953	37,313,926

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Net Income (Loss)	(5,622)	(13,936)	(22,902)	(27,745)
Foreign currency translation differences for foreign operations	128	4	12	(58)

Comprehensive Income (Loss)	(5,494)	(13,932)	(22,890)	(27,803)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	(5,445)	(13,863)	(22,637)	(27,595)
Non-controlling interest	(49)	(69)	(253)	(208)

	(5,494)	(13,932)	(22,890)	(27,803)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

(Unaudited)

	Three months ended		Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Operating Activities
Net Income (Loss)	(5,622)	(13,936)	(22,902)	(27,745)
Items not affecting cash
Amortization of property and equipment	1,072	1,672	3,868	4,150
Amortization of intangible assets	500	1,162	1,496	2,903
Accretion expense	53	16	174	68
Bad debt expense	213	(155)	493	(82)
Royalty amortization	—	—	—	(151)
Rental expense	—	957	—	1,914
Interest expense	149	210	568	421
Impairment of intangible assets	—	4,407	—	8,424
Gain on change in estimate	(2,970)	(5,416)	(3,312)	(6,958)
Gain on purchase of business	—	—	—	(19,397)
Gain on contract amendment	(417)	—	(5,702)	—
Fair value adjustment—warrant liability	(3,587)	—	(3,587)	—
Stock-based compensation	312	404	954	1,196
Unrealized foreign exchange loss	293	(670)	227	(21)
Future income tax expense (recovery)	102	—	270	(572)
Inventory impairment	389	18	552	2,691

	(9,513)	(11,331)	(26,901)	(33,159)
Changes in non-cash working capital items	1,222	5,167	7,058	19,163

	(8,291)	(6,164)	(19,843)	(13,996)

Investing Activities
Acquisition of property and equipment	(416)	(462)	(900)	(1,585)
Acquisition of intangible assets	(142)	(411)	(434)	(1,040)
Acquisition of business	—	—	—	(12,730)

	(558)	(873)	(1,334)	(15,355)

Financing Activities
Capital lease obligation	(280)	(809)	(1,206)	(809)
Debt facility	—	—	—	15,000
Restricted cash on debt facility	968	—	—	—
Warrant liability	6,425	—	6,425	—
Deferred financing cost	—	—	(25)	(1,192)
Issuance of common shares net of issuance costs	16,684	26	16,793	129

	23,797	(783)	21,987	13,128

Effect of foreign exchange on cash and cash equivalents	(261)	678	(224)	(131)
Net decrease in cash and cash equivalents	14,687	(7,142)	586	(16,354)
Cash and cash equivalents at beginning of period	8,858	43,586	22,959	52,798
Cash and cash equivalents at end of period	23,545	36,444	23,545	36,444

Cash paid during the period for interest	239	579	756	592

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Expressed in US $000's except common share amounts]

(Unaudited)

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Shareholders' Equity
Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$301	$102,065

Stock-based compensation	—	—	$392	—	—	—	$392
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Other	13,878	$54	$1	—	—	—	$55
Other comprehensive loss	—	—	—	—	$(34)	$(34)	$(68)
Net Loss	—	—	—	$(12,579)	—	$(58)	$(12,637)

Balance at May 31, 2012	36,001,067	$174,076	$4,999	$(78,027)	$(9,692)	$209	$91,565

Stock-based compensation	—	—	$378	—	—	—	$378
Exercise of stock options	16,444	$91	$(52)	—	—	—	$39
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	—	$5,180
Other	6,816	$26	$5	—	—	—	$31
Other comprehensive loss	—	—	—	—	$3	$3	$6
Net Loss	—	—	—	$(1,122)	—	$(50)	$(1,172)

Balance at August 31, 2012	38,025,305	$179,373	$5,330	$(79,149)	$(9,689)	$162	$96,027

Stock-based compensation	—	—	$398	—	—	—	$398
Exercise of stock options	6,889	$14	$(5)	—	—	—	$9
Other	8,816	$20	$3	—	—	—	$23
Other comprehensive loss	—	—	—	—	$4	—	$4
Net Loss	—	—	—	$(13,867)	—	$(69)	$(13,936)

Balance at November 30, 2012	38,041,010	$179,407	$5,726	$(93,016)	$(9,685)	$93	$82,525

Stock-based compensation	—		$319	—	—	—	$319
Exercise of stock options	714	$3	$(2)	—	—	—	$1
Other	6,573	$19	$4	—	—	—	$23
Other comprehensive loss	—	—	—	—	—	$4	$4
Net Loss	—	—	—	$(27,181)	—	$(81)	$(27,262)

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,197)	$(9,685)	$16	$55,610

Stock-based compensation	—		$311	—	—	—	$311
Exercise of stock options	49,610	$99	$(34)	—	—	—	$65
Other	9,547	$19	$1	—	—	—	$20
Other comprehensive loss	—	—	—	—	$2	$2	$4
Net Loss	—	—	—	$(6,625)	—	$(54)	$(6,679)

Balance at May 31, 2013	38,107,454	$179,547	$6,325	$(126,822)	$(9,683)	$(36)	$49,331

Stock-based compensation	—		$322	—	—	—	$322
Exercise of stock options	10,321	$24	$(9)	—	—	—	$15
Other	6,105	$18	—	—	—	—	$18
Other comprehensive loss	—	—	—	—	$(60)	$(60)	$(120)
Net Loss	—	—	—	$(10,509)	—	$(92)	$(10,601)

Balance at August 31, 2013	38,123,880	$179,589	$6,638	$(137,331)	$(9,743)	$(188)	$38,965

Stock-based compensation	—	—	$310	—	—	—	$310
Exercise of stock options	—	—	—	—	—	—	—
Public offering	11,910,000	$16,671	—	—	—	—	$16,671
Exercise of warrants	2,779,742	$578	—	—	—	—	$578
Other	9,742	$15	—	—	—	—	$15
Other comprehensive loss	—	—	—	—	$64	$64	$128
Net Loss	—	—	—	$(5,509)	—	$(113)	$(5,622)

Balance at November 30, 2013	52,823,364	$196,853	$6,948	$(142,840)	$(9,679)	$(237)	$51,045

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at November 30, 2013 and February 28, 2013 and the results of operations, cash flows and changes in equity for the three and nine month periods ended November 30, 2013 and November 30, 2012.

2. SIGNIFICANT ACCOUNTING POLICIES

        The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2013.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220—Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013- 02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the Company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on March 1, 2013. The adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements.

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of Nokia Solutions and Networks' ["NSN"] (formerly Nokia Siemens Networks) microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.a r.l and NSN dated May 3, 2012.

        On April 10, 2013, the Company announced changes to its existing operational framework with NSN. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to NSN of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013 NSN paid $13,843 to the Company which settled the balance of the Company's contingent receivable. NSN took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company. During the three and nine months ended November 30, 2013 the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS (Continued)

        The Company also recorded a liability, based on management's estimate, for a termination fee of $8,668 to be paid in several tranches. The estimate recorded is subject to measurement uncertainty as to the timing and amount that could have a material impact on the Company's financial statements should actual results differ from management's estimate.

        The net impact of these items resulted in a gain of $417 and $5,702 in the statement of operations in the three and nine months ended November 30, 2013.

        During the three and nine months ended November 30, 2013 the Company reduced its estimated liability for a termination fee based on a change in estimate. During the three and nine months ended November 30, 2013 the Company has also reduced an accrued liability that was recorded upon the business acquisition during the three month period ended August 31, 2012. The reduction was based on management's revised estimate of the fair value of the liability. The net impact of these items resulted in a gain of $2,970 in the statement of operations in the three and nine months ended November 30, 2013.

Disposition of DragonWave Limited

        On January 22, 2013 the Company sold all of its shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the nine month period ended November 30, 2013 the Company reduced the contingent liability by $342 based on a change in circumstance and therefore, as at November 30, 2013, the Company has recorded a discounted liability of $50 [February 28, 2013—$774]. The maximum potential liability to the Company, as at November 30, 2013 is $50 [February 28, 2013—$1,328]. Also, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,271 [February 28, 2013—$5,271] based on business performance subsequent to the disposition for which the Company has recorded a receivable of $583 [February 28, 2013—$583] which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows.

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	November 30, 2013	February 28, 2013
Cash	23,545	22,959
Cash equivalents	—	—

Total Cash and cash equivalents	23,545	22,959
Restricted cash	—	—

Total Cash and cash equivalents, and Restricted cash	23,545	22,959

        As at November 30, 2013, the Company is required to have a minimum of $10,000 held at Comerica Bank [February 28, 2013—$7,500].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	November 30, 2013	February 28, 2013
Trade Receivables (gross)	19,488	35,710
Allowance for doubtful accounts	(479)	(258)

Trade Receivables (net)	19,009	35,452

        As at November 30, 2013, one customer exceeded 10% of the total receivable balance. This customer represented 41% of the trade receivables balance [February 28, 2013—one customer represented 67% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $213 related to bad debt expense for the three months ended November 30, 2013 and $493 related to bad debt expenses for the nine months ended November 30, 2013 [three and nine months ended November 30, 2012—recovery of $155 and $82].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY

        Inventory is comprised of the following:

	November 30, 2013	February 28, 2013
Raw Materials	7,241	10,268
Work in Progress	475	649
Finished Goods	21,456	19,511

Total Production Inventory	29,172	30,428
Inventory held for customer service/warranty	2,470	2,294

Total Inventory	31,642	32,722

        Cost of sales for the three and nine months ended November 30, 2013 was $19,709 and $64,080 respectively [three and nine months ended November 30, 2012—$31,314 and $77,569 respectively], which included $18,737 and $60,579 respectively [three and nine months ended November 30, 2012—$29,873 and $74,575 respectively] of costs associated with inventory. The remaining costs of $972 and $3,501 respectively [three and nine months ended November 30, 2012—$1,441 and $2,994 respectively] related principally to freight, warranty and other direct costs of sales.

        For the three and nine months ended November 30, 2013, the Company recognized an impairment loss on inventory of $389 and $552 respectively [three and nine months ended November 30, 2012—$18 and $2,691 respectively].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	November 30, 2013	February 28, 2013
Deposits on inventory	1,596	2,604
Prepaid expenses	1,637	1,410
Other contingent receivable	583	583
VAT receivable (net)	734	720
Deferred financing costs	261	596
Other & miscellaneous receivables	109	164

Total other current assets	4,920	6,077

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT

	November 30, 2013			February 28, 2013
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	18,787	16,405	2,382	5,915
R&D equipment	2,301	1,960	341	148
Computer hardware	3,136	2,762	374	669
Production fixtures	1,380	1,180	200	208
Leasehold improvements	1,004	798	206	200
Furniture and fixtures	826	642	184	72
Communication equipment	282	261	21	46
Other	368	228	140	186

Total	28,084	24,236	3,848	7,444

        Amortization expenses relating to the above property and equipment of $799, $16, $257 and $2,996, $50, $822 were included in research and development, selling and marketing and general and administrative expenses respectively for the three and nine months ended November 30, 2013 [three and nine months ended November 30, 2012: R&D—$1,384 and $3,231; S&M—$17 and $104; G&A—$271 and $815]. Accumulated amortization was $21,087 as at February 28, 2013.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	November 30, 2013				February 28, 2013
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	1,745	1,544	201	—	1,745	946	201	598
Developed Technology	10,800	1,206	9,594	—	10,800	1,206	9,594	—
Infrastructure Systems Software	2,167	989	—	1,178	2,008	535	—	1,473
Computer Software	3,747	3,308	—	439	3,564	2,864	—	700

Total Intangible Assets	18,459	7,047	9,795	1,617	18,117	5,551	9,795	2,771

        For the three and nine months ended November 30, 2013, the Company recognized amortization of intangible assets of $500 and $1,496 respectively [three and nine months ended November 30, 2012—$1,162 and $2,903].

        During the three months ended November 30, 2013, the Company performed an assessment of the events and circumstances subsequent to the annual goodwill impairment test and determined that the second step of the two-step goodwill impairment test was not required to be performed.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	November 30, 2013	February 28, 2013
Trade payables	9,842	36,915
Accrued liabilities	4,548	16,845
Estimated termination fee	8,952	—
Payroll related accruals	2,247	2,629
Warranty accrual	658	573
Income taxes payable	237	—

Total Accounts Payable and Accrued Liabilities	26,484	56,962

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months Ended		Nine Months Ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Balance at the beginning of the period	748	1,113	825	1,441
Accruals	311	219	694	667
Utilization	(288)	(231)	(616)	(666)
Changes in estimates	—	39	(132)	(302)

Ending Balance	771	1,140	771	1,140

Short term Portion	658	1,007	658	1,007
Long term Portion	113	133	113	133

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at November 30, 2013, this asset based credit facility was for a total of $20,000 plus $2,500 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at November 30, 2013, the Company had drawn $15,000 on the facility [February 28, 2013—$15,000].

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the three and nine months ended November 30, 2013 the weighted average debt outstanding was $15,000 [three and nine months ended November 30, 2012—$15,000 and $16,387] and the Company recognized $377 and $1,240 respectively in interest expense related to the debt facility [three and nine months ended November 30, 2012—$259 and $829 respectively].

        As at February 28, 2013, the Company was in breach of one of the covenants then in place on the facility. However, the Company obtained a waiver of the breach from its lenders for a period through May 30, 2013 which eliminated any acceleration of repayment of the Company's obligation.

        On January 6, 2014 the Company has extended the line of credit. The revised line has been increased to $40,000 plus $4,000 for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	November 30, 2013	February 28, 2013
Warranty accrual	113	252
Deferred revenue	512	531

Total Other Long Term Liabilities	625	783

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion of its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. The earn-out phase of the acquisition of Axerra Networks Inc. was completed on February 13, 2012, and the amount was determined to be $1,884. Issuance costs were $42.

        On June 1, 2012, as part of a business acquisition, the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price. A discount of $1,144 and issuance costs of $98 were included in the final amount in shareholders' equity.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,282,336 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

        The following is a summary of stock option activity:

	Nine months ended November 30, 2013
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2013	2,529,088	$4.89
Granted	660,500	$2.24
Exercised	(49,610)	$1.34
Forfeited	(275,961)	$5.31

Options outstanding at May 31, 2013	2,864,017	$4.30

Granted	25,100	$2.85
Exercised	(10,321)	$1.56
Forfeited	(78,681)	$5.40

Options outstanding at August 31, 2013	2,800,115	$4.26

Granted	941,600	$1.59
Exercised	—	—
Forfeited	(277,683)	$4.16

Options outstanding at November 30, 2013	3,464,032	$3.54

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following are the weighted average values used in determining the fair value of options granted in 2013 and 2012:

	Three months ended
	November 30, 2013	November 30, 2012
Volatility	79.6%	70.1%
Risk Free Rate	1.53%	1.26%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 941,600 options granted during the three months ended November 30, 2013 and the 1,627,200 options granted during the nine months ended November 30, 2013 were determined to have a fair values of $833 and $1,674 respectively [three and nine months ended November 30, 2012: 140,000 options valued at $171 and 707,000 options valued at $1,067].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2013:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.21	$2.00	792,247	3.38	$1.25	262,247	$1.34
$2.01	$2.50	1,176,350	4.54	$2.17	27,000	$2.08
$2.51	$3.00	515,700	3.65	$2.93	163,103	$2.94
$3.01	$4.00	41,211	1.45	$3.52	33,631	$3.46
$5.01	$6.50	312,374	1.46	$6.05	271,087	$6.05
$6.51	$8.00	396,850	2.42	$6.82	250,176	$6.83
$8.01	$10.00	137,700	1.34	$9.34	123,571	$9.35
$10.01	$13.33	91,600	1.13	$13.02	86,438	$13.00

		3,464,032	3.37	$3.54	1,217,253	$5.45

        The Company has recognized $310 and $943 for the three and nine months ended November 30, 2013 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2012—$404 and $1,196].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2013 a total of 7,794 and 20,316 common shares were purchased by employees at fair market value, while the

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Company issued 1,948 and 5,078 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2013 was $4 and $20 [three and nine months ended November 30, 2012—$12 and $38]. The fair value of the unearned ESPP shares as at November 30, 2013 was $13 [February 28, 2013—$23]. The number of shares held for release, and still restricted under the plan at November 30, 2013 was 6,391 [February 28, 2013—7,760].

Warrants

        Effective May 30, 2007, the Company granted warrants to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As a result of the offering, the Company issued warrants totaling 8,932,500. A clause exists in the form of warrant that states that in the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. Therefore, the Company, as per ASC 815-40, recognized a warrant liability for $6,425 which represented the estimated fair value of the liability as at September 23, 2013. As the liability is a derivative, it is required to be presented at its estimated fair value as at each Balance Sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in the Consolidated Statement of Operations. As at November 30, 2013, 7,112,500 warrants were outstanding and the liability for warrants was decreased to $2,260. In the three and nine months ended November 30, 2013 the Company increased its common stock value by $578 which represented the value of warrants exercised and realized a gain in the amount of $3,587 in the Consolidated Statement of Operations which represented the change in fair value of the remaining warrant liability. Subsequent November 30, 2013, 3,329,000 warrants were exercised resulting in an issuance of 4,473,344 of the Company's common shares.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Three Months Ended		Nine Months Ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Basic Net Income (Loss) per share
Net Income (Loss) applicable to shareholders	(5,509)	(13,867)	(22,643)	(27,568)
Weighted average number of shares outstanding	47,329,275	38,033,222	41,144,953	37,313,926

Net Income (Loss) per share	$(0.12)	$(0.36)	$(0.55)	$(0.74)

Diluted Net Income (Loss) per share
Net Income (Loss)	(5,509)	(13,867)	(22,643)	(27,568)
Weighted average number of shares outstanding	47,329,275	38,033,222	41,144,953	37,313,926
Dilutive effect of warrants	—	—	—	—
Dilutive effect of stock options	—	—	—	—

Adjusted weighted average number of shares outstanding	47,329,275	38,033,222	41,144,953	37,313,926

Net Income (Loss) per share	$(0.12)	$(0.36)	$(0.55)	$(0.74)

        As at November 30, 2013, 3,464,032 options, and 7,144,062 warrants were excluded from the diluted income (loss) per share calculation as they were anti-dilutive.

15. COMMITMENTS

        Future minimum operating lease payments as at November 30, 2013 per fiscal year are as follows:

2014	$517
2015	$1,754
2016	$1,335
2017	$960
Thereafter	—

$4,566

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a former subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel. DragonWave was required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required. During the prior fiscal year the Company adjusted the contingent royalty liability based on a

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. COMMITMENTS (Continued)

change in estimate and recognized a gain of $352 and $1,542 respectively for the three and nine months ended November 30, 2012 in the consolidated statement of operations. As at February 28, 2013, the Company no longer had any liability with regards to the OCS as a result of the Disposition of DragonWave Limited, see Note 3.

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2013	February 28, 2013
Held-for-trading(1)	23,742	22,959
Loans and receivables(2)	21,550	51,362
Other financial liabilities(3)	47,095	75,690

(1)
Includes cash, cash equivalents, restricted cash, and forward contracts

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable, accrued liabilities, debt facility, contingent liabilities, warrant liability and lease obligations which are financial in nature

        Cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of: the Company's contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts; and the Company's warrant liability which has been measured using a Monte Carlo simulation that used Level 3 inputs, including risk free rates and market volatilities.

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense of $392 and $1,310 was recognized during three and nine months ended November 30, 2013 on the Company's cash, cash equivalents, and debt facility [three and nine months ended November 30, 2012—Income of $500 and $1,211 respectively].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature at various dates through January 2014 and have a notional value of $952. During the three months ended November 30, 2013, the Company recorded approximately $14 of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of November 30, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income (loss) of $117 for the three and nine months ended November 30, 2013 [three and nine months ended November 30, 2012—decrease of $158], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at November 30, 2013.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at November 30, 2013, the Company had cash, cash equivalent and restricted cash totaling $23,545 [February 28, 2013—$22,959]. Based on current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

17. SEGMENTAL INFORMATION

        The Company operates in one reportable segment, broadband wireless backhaul equipment.

18. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the three months ended November 30, 2013. This customer represented approximately 51% of sales for the three months ended November 30, 2013 [three months ended November 30, 2012—one customer representing 70%].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

18. ECONOMIC DEPENDENCE (Continued)

        The Company was dependent on two key customers with respect to revenue in the nine months ended November 30, 2013. These customers represented approximately 66% of sales for the nine months ended November 30, 2013 [nine months ended November 30, 2012—one customer representing 63%].

19. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the three and nine months ended November 30, 2013 the Company had no restructuring activities. During the three and nine months ended November 30, 2012, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of NSN's microwave transport business. One of these changes aimed at reducing its operating expenses in order to better align it with its revenues. Restructuring charges of $839 and $1,637 related to severance costs were recognized during the three and nine months ended November 30, 2012 respectively.

        As at February 28, 2013 the Company had a liability of $488 related to restructuring activities. As at November 30, 2013 the Company has no remaining liability.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY [Expressed in US $000's except common share amounts] (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)